The Orkla Group

First six months 2002

8 August 2002

ORKLA



Agenda

- Key figures and highlights
- Trading conditions
  - Currency effects
- Q2 results by division
- Balance Sheet and Cash Flow Statement
- Outlook



ORKLA

Key figures and highlights Q2

- Revenues +2% and EBITA +2% when adjusted for currency effects
- Mixed picture for Industry division
  - Solid performance by Brands and Carlsberg Breweries
  - Foods below ambitions and Media weak as expected
- Return on portfolio significantly better than OSEBX on a weak stock market
- Strong cash flow from operations due to reduction in working capital

	1 Apr - 30 Jun		
NOK million	2002	2001	Change
Operating revenues	11 173	11 534	-3 %
EBITA*	1 113	1 164	-4 %
Portfolio gains	41	264	
Profit before tax	1 078	1 486	
Earnings per share (NOK)	3.5	4.9	
Cash flow from operations	2 088	796	

* Excl. other revenues and expenses



ORKLA

Trading conditions Q2

- Stable operating parameters for Branded Consumer Goods
  - Advertising markets still weak for Media business
- Relatively stable markets for specialised chemical products
- Sharp downturn in equity markets: OSEBX -17.1%
- Stronger NOK



ORKLA

Currency effects

- In Q2, the NOK has appreciated considerably against the EUR and other Nordic currencies as well as the USD
  - EUR and other Nordic currencies: approximately -6% (43% of revenues in 2001)
  - USD: -11% (5% of revenues in 2001)
- Equity in foreign currency is hedged by matching interest-bearing debt in the same currency
  - Translation gains on interest-bearing debt NOK 837 million (YTD 02) - not reflected in income statement
- In general, Orkla normally hedges cash flows for a period of 6-9 months
  - Contractual cash flows are hedged in full, expected cash flows are hedged partially and only insofar as it is highly probable that they will be realised
- 75% of Chemicals' net exposure in USD is hedged 2 years ahead and 50% is hedged for a further (3rd) year.



ORKLA

Currency effects *(continued)*

NOK million	Revenues YTD	Revenues Q2	EBITA YTD	EBITA Q2	Main exposure
Foods	-206	-115	-10	-6	Translation
CB	-420	-285	-43	-43	Translation
Brands	-27	-17	-3	-3	Translation and imports
Media	-136	-90	-5	-4	Translation
Chemicals	-55	-45	-15	-20	Export sales
Total	-844	-552	-76	-76	
Financial items, net			-6	-12	



ORKLA

Orkla Foods

in NOK million	1 Jan - 30 Jun 2002	1 Jan - 30 Jun 2001	Change Acc.	Change FX neutral	1 Apr - 30 Jun 2002	1 Apr - 30 Jun 2001	Change Acc.	Change FX neutral
Op. revenues	5 329	5 397	-1 %	3 %	2 641	2 691	-2 %	3 %
EBITA*	352	384	-8 %	-6 %	185	215	-14 %	-11 %
GW-amortisation	-81	-81			-41	-40		
Operating profit*	271	303			144	175		
EBITA-margin*	6.6 %	7.1 %			7.0 %	8.0 %		

* Excluding other revenues and expenses

- Seafood business below expectations
  - Reduced volumes (particularly in Poland) mainly due to increased raw material prices
- Other units on a par with or slightly below last year
- Cost reduction programmes introduced in Sweden and Poland
  - SEK 60 million restructuring provision booked in Q2-02 (Procordia Food)



ORKLA

Orkla Foods - Seafood business

- Profit down in Q2 due to lower sales for both Abba Seafood (Sweden) and Superfish (Poland)
- Lower sales caused by sales price increases necessitated by higher raw material prices
  - For example, herring and cod roe prices have doubled over the last couple of years
- Raw material prices expected to decline next year from all time high
- Cost measures under progress
  - Redesign programme in Sweden has been initiated
  - Production capacity and cost base at Superfish reduced by closing two out of four plants
    - Number of employees reduced by 144 (11%) since year-end
    - Reorganisation of sales and distribution departments



ORKLA

Orkla Beverages (40% of Carlsberg Breweries)

in NOK million	1 Jan - 30 Jun 2002	1 Jan - 30 Jun 2001	Change Acc.	Change FX neutral	1 Apr - 30 Jun 2002	1 Apr - 30 Jun 2001	Change Acc.	Change FX neutral
Op. revenues	7 270	7 083	3 %	9 %	4 075	3 992	2 %	10 %
EBITA*	666	541	23 %	34 %	525	493	6 %	17 %
GW-amortisation	-51	-47			-25	-24		
Operating profit*	615	494			500	469		
EBITA-margin*	9.2 %	7.6 %			12.9 %	12.3 %		

* Excluding other revenues and expenses and excluding Hite (consolidated as an associated company)

- Continued growth in all regions in Q2 - underlying volume growth 17%
- Carlsberg Brand up 7% in Q2 (YTD up 6 %)
  - Increased investments in brand-building activities
- Continued profitable growth at BBH
- Improved cash flow from Project Cash Race
- Continued participation in brewery consolidation, particularly in Central and Eastern Europe
- Negative currency impact



ORKLA

Carlsberg Breweries (40%)



Year to date in NOK million
2002
2001
Operating revenues
7 270
7 083
5 346
5 352
1 570
1 113
228
416
CB Total
Northern & Western Europe
Central & Eastern Europe
Asia
EBITA
666
541
400
367
264
199
98
73
CB Total
Northern & Western Europe
Central & Eastern Europe
Asia

Difference between CB Total and sum of the regions is HQ/Unallocated



ORKLA

Carlsberg Breweries - change in volume

Million HL	1 Apr - 30 Jun 2002	1 Apr - 30 Jun 2001		1 Jan - 30 Jun 2002	1 Jan - 30 Jun 2001	
Beer						
Western Europe	7.4	7.1	3 %	12.9	12.6	3 %
Central and Eastern Europe	10.6	8.2	31 %	18.1	13.2	37 %
Carlsberg Asia*	3.8	2.6	49 %	6.9	5.4	27 %
Total	21.8	17.9	22 %	37.9	31.2	22 %
Soft drinks, water and others						
Total	6.3	6.0	6 %	10.6	10.1	4 %

* Hite included in Carlsberg Asia from 2002



ORKLA

Orkla Brands

in NOK million	1 Jan - 30 Jun 2002	1 Jan - 30 Jun 2001	Change Acc.	Change FX neutral	1 Apr - 30 Jun 2002	1 Apr - 30 Jun 2001	Change Acc.	Change FX neutral
Op. revenues	2 202	2 248	-2 %	-1 %	1 070	1 082	-1 %	0 %
EBITA*	367	327	12 %	13 %	192	163	18 %	20 %
GW-amortisation	-18	-18			-9	-9		
Operating profit*	349	309			183	154		
EBITA-margin*	16.7 %	14.5 %			17.9 %	15.1 %		

* Excluding other revenues and expenses

- Continued strong profit growth due to new product launches and improved gross margins
  - *The new "Define" hair care range has been successful so far*
- Operating revenues on a par with last year when adjusted for currency effects
  - Development in Q2 better than in Q1
- Sound profit and market share growth for most business areas



ORKLA

Orkla Media

in NOK million	1 Jan - 30 Jun 2002	1 Jan - 30 Jun 2001	Change Acc.	Change FX neutral	1 Apr - 30 Jun 2002	1 Apr - 30 Jun 2001	Change Acc.	Change FX neutral
Op. revenues	3 620	3 773	-4 %	0 %	1 882	1 930	-2 %	2 %
EBITA*	47	177	-73 %	-73 %	56	104	-46 %	-44 %
GW-amortisation	-84	-68			-46	-35		
Operating profit*	-37	109			10	69		
EBITA-margin*	1.3 %	4.7 %			3.0 %	5.4 %		

* Excluding other revenues and expenses

- Weak advertising markets - as anticipated
  - Recovery not expected until 2003
- Competition between free newspapers in the Copenhagen area is still intense
  - *Increased distribution and higher circulation figures for Urban*
  - Our commitment to defend our market leader position in the Copenhagen area will *continue to generate considerable costs*
- Continued strong growth for Magazines
- Co-operation with other media players on printing (Denmark) and classified advertising on the Internet (Norway)



ORKLA

Trends in advertising revenues for newspaper businesses



2001
2002
NOK million
Q1-01
Q2-01
Q3-01
Q4-01
Q1-02
Q2-02
9
-25
-53
-152
9
-110
-25
-69*

Each quarter compared with the corresponding quarter the year before

* Journalists' strike in Norway reduced revenues by approximately NOK 10 million



ORKLA

Chemicals

in NOK million	1 Jan - 30 Jun 2002	1 Jan - 30 Jun 2001	Change Acc.	Change FX neutral	1 Apr - 30 Jun 2002	1 Apr - 30 Jun 2001	Change Acc.	Change FX neutral
Op. revenues	3 017	3 282	-8 %	-7 %	1 490	1 753	-15 %	-13 %
EBITA*	311	326	-5 %	0 %	171	199	-14 %	-4 %
GW-amortisation	-6	-8			-3	-4		
Operating profit*	305	318			168	195		
EBITA-margin*	10.3 %	9.9 %			11.5 %	11.4 %		

* Excluding other revenues and expenses

- Drop in revenues due to reduced trading and lower sales for Denofa as well as weaker USD and stronger NOK/EUR
- Continued progress for Borregaard LignoTech
  - Capacity expansion at plant in South Africa on schedule
- Stable markets for speciality cellulose, but higher energy costs depress profits
- Weaker results for Borregaard Synthesis, as expected
- Sale of non-core assets



ORKLA

Financial Investments - portfolio performance



Return (%)
Orkla's portfolio
Oslo Stock Exchange
-0.7
-11.2
-11.2
-14.1
16.9
12.3
1 Jan 02-
30 Jun 02
Annual average
1 Jul 00 -
30 Jun 02
1 Jan 83 -
30 Jun 02
Change in Net Asset Value
1 Jan - 30 Jun 02
NOK million
-672
179
315
-25
-203
Unrealised gains
Realised gains
Dividends received
Other revenues and expenses
Change in net asset value



ORKLA

Portfolio as of 30 June 2002

Principal holdings	Industry	Market value (NOK million)	Share of portfolio (%)	Share of equity (%)
Elkem	Metals	3 201	23.0	38.5
Storebrand	Insurance	1 255	9.0	10.0
Norway Seafoods Holding [1, 2]	Industrial	1 017	7.3	20.6
DnB Holding	Bank	568	4.1	1.8
Industrikapital 2000 [2]	Investment	423	3.0	3.6
Telia Overseas [2,3]	Telecom	401	2.9	13.1
Industrikapital 97 [2]	Investment	380	2.7	8.0
Bergesen	Shipping	376	2.7	4.0
Nordstjernen Holding [2]	Investment	364	2.6	35.0
Hafslund	Utilities	326	2.3	5.1
Total principal holdings		**8 311**	**59.7**	
Market value of entire portfolio		**13 930**		



1) Shares and convertible bonds
2) Not listed
3) Shares and loan

ORKLA

Financial Investments - key portfolio figures

in NOK million	30 Jun 02	31 Dec 01	Change 02
Market value	13 930	14 140	-210
Net asset value	12 320	12 523*	-203
Unrealised gains before tax	2 074	2 746	-672
Share of portfolio invested			
outside Norway	29 %	32 %	-3 %-p
in listed companies	73 %	75 %	-2 %-p

* Adjusted from last year NOK 12 909 mill.



ORKLA

Balance Sheet - some key figures

in NOK million	30 Jun 02	31 Dec 01
Long-term assets	27 468	28 434
Portfolio investments etc.	12 017	11 599
Short-term assets	14 287	14 612
Total assets	**53 772**	**54 645**
Equity to total assets ratio		
- Book	35.4 %	34.7 %
- Incl. unrealised capital gains before tax	37.8 %	37.8 %
Net interest-bearing liabilities	**19 778**	**19 132**
Net gearing	**1.04**	**1.01**



ORKLA

Cash Flow Statement - key figures

	1 Jan - 30 Jun		1 Apr - 30 Jun	
in NOK million	2002	2001	2002	2001
Free cash flow Industry	**1 598**	**762**	**1 474**	**305**
Free cash flow Financial Investments	**458**	**698**	**412**	**503**
Taxes and dividends paid	-1 581	-1 274	-872	-1156
Sold companies and misc. capital transactions	8	189	-3	23
Expansion investments and acquisitions, Industry	-1 192	-4 208	-742	-519
Net purchases/sales portfolio investments	-588	-173	-26	-258
Share buy back	-186	0	-140	0
Net cash flow	**-1 483**	**-4 006**	**103**	**-1 102**
Currency translation differences	837	327	540	36
Change in net interest-bearing liabilities	**646**	**3 679**	**-643**	**1 066**



ORKLA

Outlook for the rest of the year

- Increased uncertainty in the general economy
- Considerable risk in the financial markets

- Orkla Media
  - No improvements expected in advertising markets before 2003
  - Total annual costs to be reduced by approximately NOK 175 million from 2001 to 2002 (comparable activities)
- Profit in Orkla Foods anticipated to be on a par with or somewhat below last year
- Weakened USD negative for Chemicals but effect is reduced by hedging contracts that have been entered into
- Year-on-year progress expected for Carlsberg Breweries and Orkla Brands
  - EBITA growth expected to be approximately 20% in DKK for Carlsberg Breweries



ORKLA



Enclosures



Income Statement*

NOK million	1 Jan - 30 Jun 2002	1 Jan - 30 Jun 2001	1 Apr - 30 Jun 2002	1 Apr - 30 Jun 2001
Operating revenues	21 451	21 939	11 173	11 534
EBITA	**1 695**	**1 725**	**1 113**	**1 164**
Goodwill amortisation	-244	-221	-127	-112
Other revenues and expenses	-32	19	-32	0
Operating profit	**1 419**	**1 523**	**954**	**1 052**
Associated companies	172	160	85	97
Dividends received	320	485	307	387
Portfolio gains	179	507	41	264
Financial items, net	-587	-593	-309	-314
Profit before tax	**1 503**	**2 082**	**1 078**	**1 486**
Profit after tax	**1 097**	**1 520**	**787**	**1 085**
- Minority interests	94	90	54	57



*CB consolidated 40% line by line

EBITA per quarter for Branded Consumer Goods



298
633
711
620
299
888
790
730
454
975
958
818
474
958
Q1-99 Q2-99 Q3-99 Q4-99
Q1-00 Q2-00 Q3-00 Q4-00
Q1-01 Q2-01 Q3-01 Q4-01
Q1-02 Q2-02

- Effect of Easter Holiday sales was mainly incorporated in Q1 in both 2001 and 2002, but this may vary from year to year
- Division of summer sales for Carlsberg Breweries between Q2 and Q3 can vary from year to year

ORKLA

Development of NOK

NOK vs.	YTD 2002	YTD 2001	YTD Change	Q2 2002	Q2 2001	Q2 Change	Share of revenues	H2-2002
SEK	0.84	0.89	-6.5 %	0.82	0.88	-6.5 %	16 %	0.85
DKK	1.03	1.09	-5.2 %	1.01	1.07	-5.9 %	15 %	1.07
EUR	7.66	8.11	-5.5 %	7.51	8.02	-6.3 %	12 %	7.99
GBP	12.33	13.00	-5.2 %	12.0	13.0	-8.3 %	7 %	12.89
USD	8.55	9.03	-5.4 %	8.18	9.18	-10.8 %	5 %	8.95
PLN	2.09	2.24	-6.5 %	2.02	2.30	-12.0 %	5 %	2.16
CHF	5.21	5.30	-1.6 %	5.13	5.24	-2.2 %	5 %	5.36
RUR	0.27	0.31	-12.2 %	0.26	0.32	-17.0 %	4 %	0.30

ORKLA

Financial items



Financial items

In NOK million	1 Jan - 30 June 2002	1 Jan - 30 June 2001	Year 2001
Net interest expenses	-515	-569	-1 204
Currency gain/loss	-35	9	-7
Other financial items, net	-37	-33	-91
Net financial items	-587	-593	-1 302
Avg. net interest-bearing liabilities	19 762	21 130	20 741
Average interest rate	5.4 %	5.7 %	6.0 %



Average interest rate



7.0 %
6.0 %
5.0 %
4.0 %
3.0 %
2.0 %
1.0 %
0.0 %
T1 97
T2 97
T3 97
T1 98
T2 98
T3 98
T1 99
T2 99
T3 99
T1 00
T2 00
T3 00
1Q 01
2Q 01
3Q 01
4Q 01
1Q 02
2Q 02



ORKLA

Interest cover
12 month rolling average



Booked
Excluding portfolio gains/losses
8
7
6
5
4
3
2
1
0
1996
1997
1998
1999
2000
2001
Q1 02
Q2 02



ORKLA

Debt and equity

30 June 2002


NOK million
Net debt
Book equity
Net gearing
Net gearing
22 000
20 000
18 000
16 000
14 000
12 000
10 000
8 000
6 000
4 000
2 000
0
1.4
1.2
1
0.8
0.6
0.4
0.2
0
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
Q1-02
Q2-02

ORKLA

Debt maturity profile, Orkla ASA

30 June 2002


NOK million
Drawn amounts
Unutilised credit facilities
Average maturity 3.4 years
6.000
5.000
4.000
3.000
2.000
1.000
0
02
03
04
05
06
07
08 ->

ORKLA

Funding Sources, Orkla ASA

30 June 2002

NOK billion



Bonds and CPs 38%
Unutilised credit facilities 40%
9.9
10.5
5.8
Banks 22%



ORKLA

EXEMPTION No. 82-3998

Carlsberg Breweries

Second Quarter Results

Carlsberg

ORKLA

Highlights

- Continued growth in all regions in Q2
  - EBITA +13 % (YTD +30 %)
  - Volume growth 22 % (YTD 22 %); organic growth 17 % (YTD 16 %)
- Carlsberg Brand growth 7 % in Q2 (YTD growth 6 %)
  - Increased investments in brand building activities
- Continued profitable growth in BBH
- Improved free cash flow
- Continued participation in brewery consolidation, particularly in Central and Eastern Europe
- Negative currency impact

Carlsberg

ORKLA

Income Statement - extended

in DKK million	1 Apr - 30 Jun 2002	1 Apr - 30 Jun 2001	Change	1 Jan - 30 Jun 2002	1 Jan - 30 Jun 2001	Change
Net sales	9 951	9 272	+7 %	17 523	16 241	+8 %
Operating profit before goodwill amortisation	**1 335**	**1 180**	**+13 %**	**1 689**	**1 301**	**+30 %**
Other items	-31	-		-18	-	
Financials net	-296	-213		-555	-364	
Corporation tax	-408	-217		-438	-234	
Net profit before goodwill amortisation	**600**	**750**		**678**	**703**	
Goodwill amortisation	-93	-68		-188	-139	
Gains from sale of Thai shares	-	-		-	403	
Consolidated profit	**507**	**682**		**490**	**967**	

Carlsberg

ORKLA

Negative income effects - as a result of changes in exchange rates

- Substantial effects YTD, but primarily in Q2:
- Translation effects EBITA:
  - RUR depreciation -37 Million DKK
- Financial losses
  - Russia -47 Million DKK
  - Turkey -36 Million DKK
- Deferred tax
  - Russia -96 Million DKK

Carlsberg

ORKLA

Income Statement

in DKK million	1 Apr - 30 Jun 2002	2001	Change	1 Jan - 30 Jun 2002	2001	Change
Net sales	9 951	9 272	+7 %	17 523	16 241	+8 %
EBITA	1 335	1 180	+13 %	1 689	1 301	+30 %
Goodwill amortisation	-93	-68		-188	-139	
EBIT	1 242	1 112	+12 %	1 501	1 162	+29 %
EBITA-margin	13.4 %	12.7 %	0.7%-p	9.6 %	8.0 %	1.6%-p

Carlsberg

ORKLA

Cash flow

in DKK million	Q2	YTD
EBITA	1 347	1689
Depreciation	663	1289
Working capital	930	571
Other	-371	-733
Operational cash flow	**2 569**	**2 816**
Capital expenditure and expansion investments	-810	-1 546
Acquired companies	-342	-553
Other	-4	9
Cash used in investment activities	**-1 156**	**-2 090**
Free cash flow	**1 413**	**728**
Dividends paid	*-145*	*-579*

Carlsberg

ORKLA

Strong focus on capital and cash generation

- Improved free cash flow

Million DKK	Q2		YTD	
	2002	2001	2002	2001
Free cash flow	+1 413	-926	+ 728	-1 881

- Improvement programs:
  - Phase 1: Focus on reducing working capital

Million DKK	Q2	YTD
Working capital	-930	-571

  - Potential for further improvements
- Next step - Systematic approach to fixed assets

Carlsberg

ORKLA

Balance sheet

in DKK million	30 Jun 02	31 Dec 01
Non-current assets	29 870	29 741
Current assets	15 733	15 036
Total assets	**45 603**	**44 777**
Equity	13 431	14 839
Net interest-bearing debt	**13 865**	**13 660**

Carlsberg

ORKLA

Change in volume

Million HL	1 Apr - 30 Jun 2002	2001		1 Jan - 30 Jun 2002	2001	
Beer						
Western Europe	7.4	7.1	3 %	12.9	12.6	3 %
Central and Eastern Europe	10.6	8.2	31 %	18.1	13.2	37 %
Carlsberg Asia*	3.8	2.6	49 %	6.9	5.4	27 %
Total	21.8	17.9	22 %	37.9	31.2	22 %
Soft drinks, water and others						
Total	6.3	6.0	6 %	10.6	10.1	4 %

• Hite included in Carlsberg Asia from 2002

Carlsberg

ORKLA

Northern and Western Europe

in DKK million	1 Apr - 30 Jun 2002	2001	Change	1 Jan - 30 Jun 2002	2001	Change
Net sales	7 379	7 061	+5 %	13 017	12 293	+6 %
EBITA	848	812	+4 %	987	844	+17 %
EBITA-margin	11.5 %	11.5 %	0.0 %-p	7.6 %	6.9 %	0.7 %-p
Volume (mill. hl of beer)	7.4	7.1	3 %	12.9	12.6	+3 %

- Profit growth in Nordic area
- Volume growth in the UK
- Southern Europe on plan, however negatively influenced by unfavourable weather conditions

Carlsberg

ORKLA

The UK

- Total market growth +1.7 % RTM June
- Shift in consumption from On Trade to Off Trade
- Carlsberg-Tetley gaining market shares
  - Total Market Share YTD 12.4 % (+0.4 %)
- Strong growth for main brands
  - Carlsberg Export volume growth +19 % (YTD)
  - Carlsberg Lager volume growth +18 % (YTD)
- Enhanced focus on marketing activities
  - Renewed sponsorships (Liverpool FC, England national team)
- Positive contribution from capital improvement programs
- Distribution review ongoing
  - New porterage contracts entered

Carlsberg 11 ORKLA

Nordic area - positive development

- Norway and Finland - increased market share and profit growth
  - Innovation
  - Distribution
  - Cost reduction
- Denmark - increased profits
  - Strengthened market shares for key brands
  - Sales growth
  - New products
  - Synergies
  - Competition from illegal imports (beer and soft drinks)



Carlsberg 12 ORKLA

Nordic area - positive development

- Sweden
  - *Market shares for continuing brands positive YTD*
    - Carlsberg +17 %
    - Tuborg +15 %
  - Signs of improvements in production, but costs still too high
    - Production consolidation completed
    - Line efficiency too low
    - Distribution costs too high

Carlsberg

ORKLA

Central and Eastern Europe

in DKK million	1 Apr - 30 Jun 2002	1 Apr - 30 Jun 2001	Change	1 Jan - 30 Jun 2002	1 Jan - 30 Jun 2001	Change
Net sales	2 230	1 553	+44 %	3 823	2 468	+55 %
EBITA	477	372	+28 %	652	492	+33 %
EBITA-margin	21.4 %	24.0 %	-2.6 %-p	17.1 %	19.9 %	-2.9 %-p
Volume (mill. hl of beer)	10.6	8.2	+30 %	18.1	13.2	+37 %

- Continued profitable growth for BBH
  - Especially in Russia and Ukraine
  - Voronezh consolidated in June
- New set-up in Poland operational
  - Kasztelan and Bosman consolidated in Q2
  - Positive impact from integration and restructuring programmes
- Operations in Turkey negatively affected by changes in exchange rates

Carlsberg

ORKLA

Central and Eastern Europe - Key issues

- New initiatives in Croatia and Bulgaria
  - Acquired majority ownership in Panonska, consolidated as from June
  - Acquired majority ownership in the Bulgarian breweries Shumensko and Pirinsko
- Continued expansion in BBH - new breweries to be built in Eastern Siberia and in Kiev
- All operations in Baltic region consolidated in BBH
  - Remaining 32 % ownership in Svyturys Utenos Alus sold to BBH
- Carlsberg brand launched in Russia in June
- Difficult economic environment in Turkey
  - Pressure on price and margins
  - Positive development in volumes and market share

Carlsberg ORKLA

BBH - Baltic Beverages Holding

	1 Apr - 30 Jun			1 Jan - 30 Jun		
in DKK million	**2002**	**2001**	**Change**	**2002**	**2001**	**Change**
Net sales (50%)	1 434	985	+46 %	2 383	1 546	+54 %
EBITA (50%)	407	288	+41 %	627	397	+58 %
EBITA-margin	28.4 %	29.3 %	-0.9 %-p	26.3 %	25.7 %	0.6 %-p
Volume (mill. hl of beer)	8.2	6.1	+34 %	13.9	10.2	+36 %
Exchange rates						
Average RUR/Euro	28.4	25.5	-10 %	27.9	25.9	-7 %
At closing of books				31.1	24.7	-21 %

Carlsberg ORKLA

Further expansion for BBH in Eastern Europe

- Continuously increasing capacity in existing breweries
- Acquisitions
  - **Voronezh**, southern Russia acquisition (70 %)
    - Capacity 0.7 mill hl
    - Consolidated as of June 2002
  - Acquisition of 50 % of **Vena** approved
- New breweries
  - **Samara**
    - Capacity 1 mill. hl, operative in 2003
  - ***Ukraine, Kiev***
    - Capacity 1.2 mill. hl, operative in 2004
  - **Habarovsk, Eastern Siberia**
    - Capacity 1 mill. hl, operative summer 2003

Carlsberg ORKLA

BBH - Market trends beer first six months

	Market growth 2002	Baltic Beverages Holding Volume growth 2002-2001	Market share 2002	Change from 2001	Litres per capita Year 2001
Russia*	16 %	40 %	33 %	5.6 %-p	41
Ukraine	19 %	43 %	21 %	3.4 %-p	25
Baltic States**	18 %	28 %	45 %	3.5 %-p	57

* Russia including Vena and Voronezh in 2002
** Baltic States including Syturys Utenos in 2002. Utenos and Kalnapilis in 2001

Carlsberg ORKLA

Beer market in Russia

Market growth and

BBH volume growth (%)



23
27
25
33
14
26
18
25
25
42
12
34
21
44
12
37
Q3 00
Q4 00
Q1 01
Q2 01
Q3 01
Q4 01
Q1 02
Q2 02
Market growth
BBH volume growth

Market shares in Russia

Brewery	1 Jan - 30 Jun 2002	2001
BBH	33.3 %	27.7 %
Sun Interbrew	11.3 %	13.0 %
Ochakova	8.6 %	8.7 %
Krasny Vostok	7.2 %	7.2 %
Bravo	4.0 %	3.6 %
Stepan Razin	2.6 %	2.5 %
Efes	2.3 %	2.3 %
SAB	1.7 %	1.7 %
Vena	-	1.5 %
Others	29.0 %	31.8 %
Total	**100.0 %**	**100.0 %**

Carlsberg

ORKLA

Carlsberg Asia

in DKK million	1 Apr - 30 Jun 2002	2001*	Change	1 Jan - 30 Jun 2002	2001	Change
Net sales	233	453	-49 %	556	983	-43 %
EBITA	104	78	33 %	241	169	43 %
EBITA-margin	44.6 %	17.2 %	27.4%-p	43.3 %	17.2 %	26.2%-p
EBITA-margin excl. Hite	43.3 %			37.2 %		
Volume beer mill HL	3.8	2.6	49 %	6.9	5.4	27 %

- General economic trend more positive in Q2
- *Profit growth mainly due to*
  - Profit guarantee in Thailand
  - Consolidation of Hite (based on estimate in Q2)
  - Hong Kong, Singapore and South Korea positively affected by World Cup
  - *Strong performance in Malaysia, results on a par with last year*

Carlsberg

*2001 figures represents old set up in Asia

ORKLA

Carlsberg Breweries – going forward

- Maintained expectations for EBITA growth in 2002 - approximately 20%
- Maintain strong focus on cash flow and reduce capital employed further
- Continue to improve operational performance
  - Maintain positive development in Poland and Switzerland
  - Stabilise and improve Swedish operations
  - Strengthen operations in Turkey in spite of economical environment
- Grow profitably according to strategy
  - Continued investments in growth markets
  - Participate in market consolidation
  - Strengthen the Carlsberg brand
  - Focus on customers and consumers

Orkla – Second quarter 2002

EXEMPTION No. 82-3998

GROUP INCOME STATEMENT

Amounts in NOK million	1.1.-30.6. 2002	1.1.-30.6. 2001	1.1.-31.12. 2001	1.4.-30.6. 2002	1.4.-30.6. 2001
Operating revenues	**21,451**	21,939	44,799	**11,173**	11,534
Operating expenses	**(18,644)**	(19,146)	(38,965)	**(9,500)**	(9,845)
Ord. depreciation and write-downs	**(1,112)**	(1,068)	(2,148)	**(560)**	(525)
Operating profit before goodwill and other revenues and expenses	**1,695**	1,725	3,686	**1,113**	1,164
Goodwill amortisation and write-downs	**(244)**	(221)	(454)	**(127)**	(112)
Other revenues and expenses [1]	**(32)**	19	28	**(32)**	0
Operating profit	**1,419**	1,523	3,260	**954**	1,052
Profit from associates	**172**	160	1,510	**85**	97
Dividends	**320**	485	545	**307**	387
Portfolio gains	**179**	507	(760)	**41**	264
Financial items, net	**(587)**	(593)	(1,302)	**(309)**	(314)
Profit before tax	**1,503**	2,082	3,253	**1,078**	1,486
Taxes	**(406)**	(562)	(773)	**(291)**	(401)
Profit after tax	**1,097**	1,520	2,480	**787**	1,085
Of this minority interests	**94**	90	211	**54**	57
Profit before tax, Industry	**995**	1,026	3,363	**733**	807
Profit before tax, Financial Investments	**508**	1,056	(110)	**345**	679
Earnings per share fully diluted (NOK)	**4.8**	6.8	10.7	**3.5**	4.9
Earnings per share fully diluted, adjusted (NOK) [2]	**6.1**	7.8	13.3	**4.3**	5.5

1) Other revenues and expenses totalled NOK -32 million in second quarter 2002: Gains from sale of Kemetyl (NOK 25 million), restructuring Orkla Foods (NOK -49 million), Orkla Beverages (NOK -8 million). In second quarter 2001 NOK 19 million: Gains from sale of Fredrikstad Blikk- og Metallvarefabrikk (NOK 46 million), as well as provisions for future demolition costs (NOK -27 million), both in Chemicals.
2) Excluding goodwill amortisation and non-recurring items.

OPERATING REVENUES AND OPERATING PROFIT BEFORE GOODWILL AMORTISATION IN NOK MILLION QUARTERLY

OPERATING REVENUES



12000
10000
8000
6000
4000
2000
0
1Q 2Q 3Q 4Q
2000
1Q 2Q 3Q 4Q
2001
1Q 2Q
2002

OPERATING PROFIT BEFORE GOODWILL AMORTISATION



1400
1200
1000
800
600
400
200
0
1Q 2Q 3Q 4Q
2000
1Q 2Q 3Q 4Q
2001
1Q 2Q
2002

The Orkla Group

MAIN TRENDS IN THE SECOND QUARTER

- Profit before tax for the Orkla Group totalled NOK 1,078 million in the second quarter of 2002, compared with NOK 1,486 million in the corresponding period of 2001. At the end of the second quarter, earnings per share were NOK 4.8, compared with NOK 6.8 at the end of the first six months of last year. The decline was due to lower realised gains and dividends received for the Financial Investments division, while negative currency effects led to somewhat lower profit for the Industry division than in the corresponding period of last year.
- Orkla Brands and Orkla Beverages achieved growth during the quarter, while profit for Orkla Foods was lower than anticipated. The weak advertising markets continued to have a negative impact on Orkla Media. The strong Norwegian krone and the weaker US dollar reduced profit before tax for the quarter by approximately NOK 90 million.
- In a weak financial market, Orkla's share portfolio did considerably better than the stock exchange indices with which it is relevant to compare Orkla's performance. The total return on the share portfolio in the first six months was -0.7 %, compared with -11.2 % for the Oslo Stock Exchange Benchmark Index.

Group operating revenues in the second quarter totalled NOK 11.173 million, compared with NOK 11,534 million last year. Adjusted for currency effects, underlying growth for the Branded Consumer Goods business was 4 %. Operating revenues for the Chemicals business were negatively affected by the stronger Norwegian krone and the weaker US dollar, in addition to which soya bean trading was reduced in 2002.

Group operating profit before goodwill amortisation totalled NOK 1,113 million, compared with NOK 1,164 million in the second quarter of last year. Currency effects reduced profit by NOK 76 million.

Orkla Brands had a strong quarter, achieving profit growth of 18 %. Orkla Beverages also performed well. At the end of the second quarter, Orkla Beverages' accumulated profit before goodwill was 23 % higher than last year. The strongest profit growth took place in the Nordic region and Eastern Europe.

Orkla Foods reported lower profit for the quarter than anticipated. The main reason for the negative difference was lower sales volume for Abba Seafood, particularly in Poland. As anticipated, weak advertising markets in Denmark and Poland led to weak results for Orkla Media in the second quarter. In Denmark, costs associated with the free newspaper, Urban, had a negative impact on profit, while the newspaper strike in Norway is estimated to have reduced profit for the second quarter by NOK 7-8 million.

Despite currency hedging contracts, the stronger Norwegian krone and the weaker US dollar had a negative impact on profit for the Chemicals area. Sales of lignin products remained high and the lignin business reported profit growth for the quarter.

Orkla Foods has made a provision of SEK 60 million under "Other revenues and expenses" for restructuring and workforce reductions at Procordia. The Chemicals business has sold the Swedish company Kemetyl, which mainly manufactures ethanol-based products, at a profit of NOK 25 million. Carlsberg Breweries has sold shares in Svyturus and Vena to BBH, which led to a minor accounting gain, while provisions for ongoing restructuring in Sweden and Switzerland have increased somewhat.

The contribution to profit from associates amounted to NOK 85 million for the quarter. This figure is lower than last year because Orkla sold its interest in Hartwall in 2001. Jotun's performance was better than in the second quarter of last year.

The Financial Investments division posted portfolio gains of NOK 41 million in the second quarter, compared with NOK 264 million last year. Dividends received were also lower than in the second quarter of 2001.

Net financial items in the second quarter were on a par with last year. A reduction in liabilities, as a result of positive cash flow in the second half of 2001 and positive currency effects on the Group's loan portfolio, contributed to a reduction in net interest expenses in the second quarter. This was offset by negative translation effects on monetary items relating to Carlsberg Breweries' operations in Russia and Turkey.

Work is in progress to free up capital in all parts of the Group, and the performance of Carlsberg Breweries and the Chemicals business has been particularly satisfactory so far this year. Partly due to this, free cash flow from the Industry division was NOK 1.6 billion at the end of the first six months. Payment of dividends and taxes and expansion contributed to the NOK 0.6 billion rise in net interest-bearing debt.

The equity ratio increased by 0.8 percentage points during the quarter, amounting to 35.4 % at the end of the first six months. Including unrealised gains on the investment portfolio, the value of which was reduced during the period, the equity ratio dropped 0.6 percentage points to 37.8 %.

In April this year, Swedish researchers announced that they had discovered the chemical substance acrylamide in certain food products. The consequences of this discovery are still unclear. However, there have been no demands for any products to be recalled and no national authorities have adopted maximum limits. Orkla companies are cooperating with the Norwegian and Swedish authorities on this matter. With the exception of a reduction in Snacks sales in Sweden, the acrylamide scare had had only a marginal effect on Orkla Foods' and Orkla Brands' sales as of the end of the second quarter.

Orkla Foods

- Lower profit than anticipated in the second quarter
- Negative sales growth for Abba Seafood, particularly in Poland
- Redesign project initiated at Procordia Food

Operating revenues in the second quarter totalled NOK 2,641 million, compared with NOK 2,691 million in the corresponding period of 2001. The stronger Norwegian krone had a significant negative impact on revenues from foreign companies. For continuing business, operating revenues were up approximately 1 %, measured in local currency.

Operating profit before goodwill amortisation in the second quarter was NOK 185 million, NOK 30 million lower than last year. The changed currency rates reduced profit by NOK 6 million.

Abba Seafood had a poor quarter, with the Polish company Superfish experiencing a particularly sharp fall in profit. Due to a significant rise in raw materials prices, the price of seafood products increased more than the price of relevant substitutes. Combined with the general decline in the Polish economy, this had a negative impact on sales volume. A number of measures have been initiated, including the closure of two production plants and a workforce reduction of 140 persons. A programme to cut costs even further has begun.

Felix Abba in Finland continued its positive trend and again reported profit growth in the second quarter. The other Orkla Foods companies reported operating profit on a par with or slightly lower than last year. Most of the important product groups maintained their market positions.

Procordia Food in Sweden has initiated an improvement project, the purpose of which is to increase Procordia Food's competitiveness on the Swedish market and increase profit. The full effect on profit is expected towards the end of 2003. The number of employees will be reduced by 125 in Eslöv (Sweden) and SEK 60 million was allocated in the second quarter to cover workforce reductions and restructuring costs. A similar improvement project is being implemented at Abba Seafood.

Amounts in NOK million	Operating revenues 1.1.-30.6. 2002	Operating revenues 1.1.-30.6. 2001	Operating revenues 1.1.-31.12. 2001	Operating revenues 1.4.-30.6. 2002	Operating revenues 1.4.-30.6. 2001	Operating profit before goodwill amortisation 1.1.-30.6. 2002	Operating profit before goodwill amortisation 1.1.-30.6. 2001	Operating profit before goodwill amortisation 1.1.-31.12. 2001	Operating profit before goodwill amortisation 1.4.-30.6. 2002	Operating profit before goodwill amortisation 1.4.-30.6. 2001
Orkla Foods	**5,329**	5,397	11,133	**2,641**	2,691	**352**	384	952	**185**	215
Orkla Beverages	**7,270**	7,083	14,924	**4,075**	3,992	**666**	541	1,311	**525**	493
Orkla Brands	**2,202**	2,248	4,527	**1,070**	1,082	**367**	327	648	**192**	163
Orkla Media	**3,620**	3,773	7,453	**1,882**	1,930	**47**	177	294	**56**	104
Eliminations	**(68)**	(69)	(153)	**(29)**	(26)	**0**	0	0	**0**	0
Branded Consumer Goods	**18,353**	18,432	37,884	**9,639**	9,669	**1,432**	1,429	3,205	**958**	975
Chemicals	**3,017**	3,282	6,581	**1,490**	1,753	**311**	326	569	**171**	199
H.O./Unallocated/Eliminations	**(31)**	120	79	**(17)**	66	**(58)**	(51)	(117)	**(23)**	(16)
Industry	**21,339**	21,834	44,544	**11,112**	11,488	**1,685**	1,704	3,657	**1,106**	1,158
Financial Investments	**112**	105	255	**61**	46	**10**	21	29	**7**	6
Group	**21,451**	21,939	44,799	**11,173**	11,534	**1,695**	1,725	3,686	**1,113**	1,164

Romania's leading margarine, ketchup and mustard manufacturer became part of Orkla Foods at the end of May. The new company will be called Orkla Foods Romania S.A and has been consolidated in the accounts from 1 June 2002. The company has an annual turnover of NOK 140 million and approximately 400 employees.

Bakers increased its sales revenues by 6.5 % in the second quarter compared with the corresponding period of 2001, to NOK 268 million. Operating profit for the period was higher than last year. However, this was primarily due to the effect of Easter sales taking place in a different quarter, and at the end of the first six months profit was on a par with last year.

Orkla Beverages (40% of Carlsberg Breweries) *)

- Volume and profit growth for BBH
- Positive volume growth, +7 %, for the Carlsberg brand
- Continued expansion in Central and Eastern Europe
- Weaker Russian rouble and Turkish lira

In the second quarter, Orkla's 40 % stake in Carlsberg Breweries represented a turnover of NOK 4,075 million which, adjusted for currency effects, was 10 % higher than in the corresponding period of last year. The rise in operating revenues was mainly due to continued strong organic growth at BBH, acquisitions in Poland and the fact that Türk Tuborg was not consolidated in the accounts in the second quarter of last year.

Operating profit before goodwill amortisation totalled NOK 525 million in the second quarter, compared with NOK 493 million in the corresponding period of last year. Adjusted for currency effects, this is equivalent to growth of 17 %. The improvement in profit was mainly due to strong growth at BBH. In Western Europe, Carlsberg Breweries reported profit growth in Norway and Finland, while Southern Europe was affected by unfavourable weather during the period. At the end of the first six months, profit before goodwill amortisation totalled NOK 666 million, 23 % higher than in the first half of 2001.

For accounting purposes, Russia and Turkey are treated as high inflation countries and translation effects on monetary items are posted as other financial items. The decline in the value of the Russian rouble and the Turkish lira had a negative impact on financial items in the second quarter.

The volume of beer sold by Carlsberg Breweries in the second quarter totalled NOK 21.8 million hectolitres, 22 % higher than in the corresponding period of last year. The rise in volume is mainly ascribable to continued strong growth at BBH, a new structure in Poland and the acquisition of Türk Tuborg. Sales volume of other beverages totalled NOK 6.3 million hectolitres, 6 % higher than the corresponding period of last year.

Carlsberg Breweries continued to expand in Eastern and Central Europe in the second quarter. At the end of May, Carlsberg Breweries increased its interest in the Croatian brewery Panonska to 80 %, which was consolidated from the beginning of June. During the period, BBH also decided to build two new breweries, one in eastern Siberia and one in Kiev. At the end of June, Carlsberg Breweries acquired a majority of the shares in the Bulgarian brewery, Shumensko.

Operating revenues for the market region Northern and Western Europe totalled NOK 2,979 million in the second quarter, 5 % higher than in the same period of last year adjusted for currency effects. Operating profit before goodwill amortisation totalled NOK 342 million, 2 % lower than last year adjusted for currency effects. At the end of the first six months, operating profit before goodwill amortisation was NOK 400 million, 17 % higher than in the first half of last year, adjusted for currency translation. Carlsberg-Tetley continued to achieve satisfactory volume growth, which in the case of beer amounted to 6 % in the second quarter. On the Nordic markets, Carlsberg Breweries achieved satisfactory sales and profit growth in Norway and Finland, while in Denmark the results were on a par with last year. In the second quarter, the businesses in Southern Europe were affected by unfavourable weather, which led to negative development in sales and profit. Feldschlösschen is developing as anticipated.

The market region Central and Eastern Europe continued to report strong growth in the second quarter. Operating revenues amounted to NOK 901 million and operating profit before goodwill amortisation was NOK 191 million, a rise of 51 % and 43 % respectively compared with the corresponding period of last year and adju-

**) Due to the introduction of new Danish accounting legislation, Carlsberg Breweries has made changes in its accounting practice with effect from 2002. Since these changes, seen as a whole, do not have any material effect on Orkla ASA's accounts, the Group will not amend its accounts or issue pro forma figures for 2001. The comparison with 2001 for Orkla Beverages as a whole*

sted for currency translation. At the end of the first six months, operating profit before goodwill amortisation totalled NOK 264 million, NOK 65 million higher than last year.

BBH's beer sales volume was up 34 % in the second quarter. In the first six months of the year, the total beer market grew 16 % in Russia, 19 % in Ukraine and 18 % in the Baltic States, while BBH's volume growth on these markets was 40 %, 43 % and 28 % respectively. On the Russian market, BBH increased its market share by 5.6 percentage points to 33.3 % in the first six months of 2002. Two percentage points of this growth are ascribable to the consolidation of Vena and Voronezh.

The new structure at the Polish company Carlsberg Okocim is now operational and is contributing to higher volumes. In conjunction with cost synergies, it also contributed to profit improvements. The Turkish business reported volume growth, but the currency situation and high financing costs had a negative impact on profit.

Operating revenues for Carlsberg Asia (50%) in the second quarter totalled NOK 92 million, while operating profit before goodwill amortisation was NOK 41 million.

The trend in South Korea, Malaysia and Singapore was positive in the second quarter, while revenues were somewhat lower in Thailand. As we have mentioned before, the Thai business is currently being developed and to ensure an acceptable profit level during the development period, the parties have agreed on a profit guarantee from the Thai business of USD 50 million per year in pre-tax profit over a three-year period. Profit has been posted in accordance with this guarantee.

Orkla Brands

- 18 % profit growth
- Positive trend for margins
- Positive effect from new product launches

Orkla Brands posted operating revenues of NOK 1,070 million in the second quarter of 2002. For continuing business, adjusted for currency effects, this is 1 % higher than last year. The trend for revenues was therefore somewhat better than in the first quarter of 2002, but continues to be affected by weak distribution for Household Textiles and, as anticipated, lower exports for Lilleborg Home and Personal Care. In addition to this, sales of Snacks in Sweden were lower in the second quarter due to the acrylamide scare. This year's launches of new products and also satisfactory sales growth for Lilleborg Industrial Detergents made a positive contribution. At the end of the first six months, operating revenues totalled NOK 2,202 million which, adjusted for currency effects, was on a par with revenues in the corresponding period of 2001.

Operating profit before goodwill amortisation in the second quarter was NOK 192 million, 18 % higher than last year. With the exception of Household Textiles and Snacks, all businesses posted higher profit than last year. This year's new launches have had a positive impact and are part of the reason for the rise in profit. At the end of the first six months, operating profit before goodwill amortisation totalled NOK 367 million, 12 % higher than last year.

With the exception of Household Textiles, there were minimal changes in market shares for Orkla Brands products. The most important launch this year is Define, a hair care series from Lilleborg Home and Personal Care. After six months, Define has established a position as market leader in the hair segment in Norway. The retail trade takes a positive view of the launch, which has so far led to significant growth for this category.

The improvement project for Biscuits, which was initiated in the fourth quarter of 2001, is proceeding as planned. Despite non-recurring costs, its effect on profit for 2002 is still regarded as being neutral.

Orkla Media

- Advertising markets still weak in Denmark and Poland
- Positive trend for Magazines. Satisfactory circulation growth for Her og Nå
- Newspaper strike in Norway reduced profit by NOK 7-8 million
- Agreement of intent on printing cooperation with Politiken in Denmark

Operating revenues for Orkla Media totalled NOK 1,882 million in the second quarter. For continuing business, adjusted for currency effects, this was equivalent to a decline of 4%, which was mainly due to falling advertising revenues. Operating profit before goodwill amortisation was NOK 56 million, compared with NOK 104 million in the second quarter of last year. The free newspaper, Urban, reduced profit by NOK 22 million in the second quarter. Advertising markets are expected to remain weak for Orkla Media's newspaper operations.

As anticipated, Berlingske posted a substantial decline in profit compared with the corresponding period of last year. The main reason continued to be the strong decline on the Danish advertising market, particularly classified ads (vacant posts). The trend in advertising volumes for Berlingske appears to be in line with the total market. Manpower reductions and lower paper prices partially offset the negative trend in advertising sales. A decision has been made to establish a Shared Service Centre for administrative services. Investment in the free newspaper, Urban, is proceeding according to plan. Circulation figures for Berlingske's newspapers declined slightly compared with last year. An agreement of intent has been signed to cooperate on printing with Politiken.

Newspapers Norway reported profit on a par with 2001 in the second quarter, although the newspaper strike in May-June had a negative impact. Adjusted for the newspaper strike, advertising volume for the Group's newspapers in Norway was on a par with last year. Circulation figures for the Group's newspapers declined slightly. An agreement has been signed with A-pressen concerning classified ads on the Internet.

Profit for Newspapers Eastern European declined in comparison with last year, mainly due to the weaker advertising market in Poland. Cost reductions offset much of the negative trend in advertising volume. Efforts to regionalise and restructure Orkla Media's newspaper operations in Poland have been initiated. Due to the focus on product development and stronger circulation marketing, Orkla Media's newspapers are still market leaders in Poland in terms of circulation.

GROUP BALANCE SHEET

Amounts in NOK million	30.6. 2002	30.6. 2001	31.12 2001
Assets:			
Long-term assets	**27,468**	28,404	28,434
Portfolio investments etc.	**12,017**	13,346	11,599
Short-term assets	**14,287**	14,644	14,612
Total assets	**53,772**	56,394	54,645
Equity and Liabilities:			
Equity and minority interests	**19,015**	18,933	18,957
Interest-bearing liabilities	**22,968**	24,827	22,712
Interest-free liabilities and provisions	**11,789**	12,634	12,976
Total equity and liabilities	**53,772**	56,394	54,645
Equity to total assets ratio (%):			
Book	**35.4**	33.6	34.7
Including unrealised gains before tax	**37.8**	37.0	37.8

CASH FLOW

Amounts in NOK million	1.1.-30.6. 2002	1.1.-30.6. 2001	1.1.-31.12. 2001	1.4.-30.6. 2002	1.4.-30.6. 2001
Industry area:					
Operating profit	**1,409**	1,502	3,231	**947**	1,046
Depreciation and write-downs	**1,363**	1,280	2,606	**698**	633
Change in net working capital	**39**	(631)	12	**443**	(883)
Cash flow from operating activities	**2,811**	2,151	5,849	**2,088**	796
Net replacement expenditure	**(668)**	(796)	(1,960)	**(258)**	(137)
Free cash flow operating activities	**2,143**	1,355	3,889	**1,830**	659
Financial items, net	**(545)**	(593)	(1,301)	**(356)**	(354)
Free cash flow from Industry area	**1,598**	762	2,588	**1,474**	305
Free cash flow from Financial Investments	**458**	698	955	**412**	503
Taxes and dividends paid	**(1,581)**	(1,274)	(1,951)	**(872)**	(1,156)
Sold companies	**74**	101	2,455	**74**	0
Miscellaneous capital transactions	**(66)**	88	(96)	**(77)**	23
Group's self-financing capacity	**483**	375	3,951	**1,011**	(325)
Expansion investments (Industry area)	**(364)**	(199)	(726)	**(155)**	(117)
Acquisitions	**(828)**	(4,009)	(4,769)	**(587)**	(402)
Net purchases/sales portfolio investm.	**(588)**	(173)	41	**(26)**	(258)
Share buy back	**(186)**	0	(64)	**(140)**	0
Net cash flow	**(1,483)**	(4,006)	(1,567)	**103**	(1,102)
Currency translations net interest-bearing net	**837**	327	416	**540**	36
Change in net interest-bearing debt	***646***	*3,679*	1,151	***(643)***	*1,066*
Net interest-bearing debt	**19,778**	21,660	19,132		

Magazines continued to achieve positive growth, and profit was higher than in the corresponding period of last year. The weekly magazine Her og Nå continued to report circulation growth and, in conjunction with cost rationalisation, this contributed to the rise in profit for Magazines.

Operating profit for Direct Marketing was on a par with the second quarter of last year. A decline in the Norwegian business was offset by the progress of the Swedish operations.

CHEMICALS

- Continued profit growth for Borregaard LignoTech
- Stable market for speciality cellulose
- Currency effects and high energy costs had a negative impact on profit

Borregaard's operating revenues totalled NOK 1,490 million in the second quarter of 2002, which is equivalent to a decline of 7 % for continuing business adjusted for currency effects. Denofa experienced the sharpest decline, largely due to the cessation of trading activities.

Operating profit before goodwill amortisation totalled NOK 171 million, compared with NOK 199 million in the second quarter of 2001. Quarterly profit was affected by the stronger Norwegian krone and the weaker US dollar, although the impact was reduced by currency hedging.

Borregaard LignoTech experienced a very good second quarter, with satisfactory profit in all markets and regions. The effect of the ongoing improvement programme is positive, while the most important market segments are generally stable. The expansion of the factory in South Africa is proceeding as planned and is expected to be completed in the first half of 2003.

Borregaard ChemCell reported somewhat lower profit than in the second quarter of last year. The market situation for highly specialised cellulose was stable. The effect of the stronger exchange rate for the Norwegian krone was negative, although its impact was reduced by currency hedging. High energy costs were only partially offset by lower freight costs. Profit from basic chemicals was somewhat lower than last year due to a decline in the caustic soda market.

Borregaard Synthesis reported weak profit in the second quarter compared with the previous quarter and the corresponding period of last year. Sales of pharmaceutical intermediates vary from one quarter to the next and deliveries were low in the second quarter. Furthermore, the market is still affected by tough competition and pressure on prices.

Denofa's profit was somewhat lower than in the second quarter of 2001 due to a drop in deliveries to the fish feed industry and lower sales of vegetable oils and fats to the domestic market. As a result of high raw materials prices for marine oils, exports of marine fat declined.

Borregaard Energy reported profit on a par with the same period of last year. A high level of own production offset low prices.

The Swedish business Kemetyl was sold in the second quarter and, according to preliminary calculations, the accounting gain was NOK 25 million.

If undelivered, please return to: Orkla ASA
Shareholder service
P.O. Box 423 Skøyen
NO-0213 Oslo, Norway

In the event of a change of address, shareholders are requested to contact their account manager (bank etc.)

Information on Orkla is available at: www.orkla.com

Financial Investments

After rising 7.1 % in the first quarter, the Oslo Stock Exchange Benchmark Index dropped 17.1 % in the second quarter of 2002. The Index was thus 11.2 % lower than at the beginning of the year. The other Nordic markets were also weak in the second quarter. The sharpest decline was on the Finnish Stock Exchange, which dropped 25.7 %. The FT World Index was down 12.7 % in the second quarter.

Orkla's investment portfolio performed considerably less negatively in the second quarter than the stock markets in general. The yield in the first six months was -0.7 %. The investment in Elkem made a positive contribution to the return on the portfolio, while the investment in Storebrand had the strongest negative impact. Profit before tax for the Financial Investments division amounted to NOK 508 million, compared with NOK 1,056 million in the corresponding period last year. Realised gains in the first six months totalled NOK 179 million, compared with NOK 507 million last year. Dividends received amounted to NOK 315 million. The Orkla Finans Group reported a decline in profit as a result of reduced activity at Enskilda Securities (22.5 % interest).

Net purchases of shares totalled NOK 26 million in the second quarter.

The net asset value of the share portfolio declined NOK 203 million in the first six months to NOK 12,320 million. The market value of the portfolio at the end of the quarter was NOK 13,930 million and foreign investments accounted for 28.6 % of the total portfolio. Unrealised gains totalled NOK 2,074 million.

The financial markets continued to fall after the end of the quarter and as of 31 July the return on the portfolio was approximately -7 % compared with -18,3 % for the Oslo Stock Exchange Benchmark Index.

Cash flow, investments and financial situation

In the second quarter, a reduction in working capital for the Industry division had a positive impact on Group cash flow.

The capacity expansion projects carried out at BBH during the quarter account for most of the expansion investments in the Industry division, which amounted to NOK 155 million. During the second quarter, Carlsberg Breweries acquired a business in Croatia and increased its interest in the Polish business. Moreover, Orkla Foods acquired the remaining 50 % of Jästbolaget (yeast) and Topway in Romania. This explains the companies acquired during the period.

The Group's net purchases of portfolio shares during the quarter totalled NOK 26 million.

After paying dividends and taxes, net cash flow at the end of the second quarter totalled NOK -1.5 billion. This was offset by positive currency effects on the loan portfolio and net interest-bearing debt in Norwegian kroner increased by NOK 0.6 billion.

The average borrowing rate in the first six months of the year was 5.4 %. The percentage of interest-bearing debt at floating interest rates at the end of the second quarter was approximately 80 %, mainly in NOK, SEK, EUR, USD, DKK and CHF.

Other matters

At a meeting of Orkla's Corporate Assembly on 29 May 2002, Anne Birgitte Lundholt, Managing Director of Danske Slagterier was elected to be a new member of the Board of Directors of Orkla ASA. She was formerly Minister of Industry and Energy in the Danish Government (1989-1993). Frode Alhaug resigned from the Board on the same date. Kjell Almskog and Bjørn Savén were re-elected.

Outlook

The second quarter was characterised by the stock market decline, which intensified in July. There is considerable uncertainty about future stock market trends, and in general, uncertainty has increased concerning the economic prospects for 2002 in comparison with the Board of Directors' comments in the Annual Report for 2001 and at the end of the first quarter of 2002.

Nevertheless, no significant changes are anticipated on Orkla's main markets in 2002. For the year as a whole, Carlsberg Breweries and Orkla Brands are expected to achieve growth. Orkla Foods is anticipated to perform on a par with or slightly below last year. The performance of Orkla Media, which is affected by the decline in the advertising markets, is expected to be weak this year. The weaker USD will have a negative impact on the Chemicals business, even though it will be ameliorated by the currency hedging contracts that have been entered into.

Oslo, 7 August 2002
The Board of Directors of Orkla ASA

ORKLA